DYADIC INTERNATIONAL, INC.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477

January 2, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Dyadic International, Inc. Request for Withdrawal on Form RW
Registration Statement on Form 10-12G (File No. 000-55264)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Dyadic International, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form 10-12G (File No. 000-55264), filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2018, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the Commission.

As the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review. The Company intends to file a replacement Registration Statement on Form 10-12G as soon as possible on or after the date hereof (the “Replacement Registration Statement”).

Furthermore, the Company received comments to the Registration Statement from the Staff, and at this time certain comments remain unresolved. Upon receipt of any additional comments from the Staff, the Company, if necessary, intends to file an amendment to the registration statement that is responsive to such comments. Therefore, the Company requests that the Staff continue its review of the Replacement Registration Statement and provide any additional comments that it might have.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company makes this request in order to prevent the Registration Statement from going effective sixty (60) days after the initial filing date, in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Exchange Act. The Company hereby confirms that no securities have been issued pursuant to the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please direct questions with respect to this matter to:

Kimberly C. Petillo-Décossard
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3265
kpetillo-decossard@cahill.com

Ping W. Rawson, Chief Accounting Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477
(561) 743-8333
prawson@dyadic.com

Very truly yours,

/s/ Ping W. Rawson
Ping W. Rawson
Chief Accounting Officer